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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14040367

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2805
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan — (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DEANA COLON
Notary Public, State of New York
No. 01CO6183818
Qualified In Queens County
Commission Expires March 31, 20[illegible]

2/27/14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER LEAF PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2013

CONTENTS

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Silver Leaf Partners, LLC

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the ***"Company"***) as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 and 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 and 11 is fairly stated in all material respects in relation to the financial statements as a whole.

BDO, LLP

Philadelphia, Pennsylvania
February 28, 2014

SILVER LEAF PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$482,793
Receivable from clearing organizations	100,000
Receivables from customers	102,491
Property and equipment, net	77,412
Other assets	31,348
Total assets	$794,044

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Capital lease obligations	$ 66,758
Accounts payable, accrued expenses and other liabilities	184,404
Total liabilities	251,162
MEMBERS' EQUITY	542,882
Total liabilities and members' equity	$794,044

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF INCOME

Year ended December 31, 2013

REVENUE	
Commissions	$ 948,022
Other revenue	840,662
Total revenue	1,788,684
EXPENSES	
Salary and salary-related expenses	656,807
Commission and clearing	445,904
Occupancy	223,885
Communication and data processing	100,340
Regulatory fees	35,655
Professional fees	11,334
Interest expense	2,874
Other expenses	239,169
Total expenses	1,715,968
NET INCOME	$ 72,716

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2013

BALANCE, January 1, 2013	$538,568
Distributions	(68,402)
Net income	72,716
BALANCE, December 31, 2013	$542,882

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 72,716
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation and amortization	13,637
Loss on disposals	20,278
(Increase) decrease in	
Other assets	(5,614)
Receivables from customers	16,785
Decrease in	
Accounts payable, accrued expenses and other liabilities	(8,924)
Net cash provided by operating activities	108,878
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(5,641)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(68,402)
Repayments of capital lease obligations	(13,194)
Net cash used for financing activities	(81,596)
Net increase in cash	21,641
CASH	
Beginning of year	461,152
End of year	$482,793
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Purchase of equipment under capital lease obligations	$ 79,951
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 2,874

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment, which carried a cost of $146,752 as of December 31, 2013, is computed on the straight-line method with estimated useful lives of 2 to 7 years. Accumulated depreciation totaled $69,340 and related depreciation expense totaled $13,637 as of and for the year ending December 31, 2013, respectively.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2013, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S., New York, and Maryland income tax returns. U.S. and New York returns for the years ended December 31, 2010 to 2013, and Maryland returns for 2012 and 2013 remain open for audit.

(3) LEASE COMMITMENTS

The Company leases office space in New York under a five-year lease which expires in June 2018, and office space in Maryland which is set to expire in February 2014 but will continue on a month-to-month basis. These leases require the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2013 was approximately $239,000. Future minimum rental payments under this lease agreement are as follows: $236,510 in 2014, $240,959 in 2015, $247,585 in 2016, $254,394 in 2017, and $128,922 in 2018.

(4) CAPITAL LEASE OBLIGATIONS

The Company is a lessee of office equipment and furniture under capital lease obligations expiring through July, 2018. The assets and liabilities under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for 2013.

Following is a summary of property and equipment held under capital lease obligations:

Office equipment and furniture	$79,952
Accumulated Amortization	(6,067)
	$73,885

Minimum future lease payments under the capital lease obligations as of December 31, 2013 are $98,664 less interest amount of $31,906. Future minimum rental payments under this lease agreement are as follows: $24,767 in 2014, $24,767 in 2015, $18,310 in 2016, $13,698 2017, $13,698 in 2018, and $3,424 thereafter.

The average interest rate on the capitalized lease obligations is approximately 12.5% and is based on the lessor's implicit rate of return.

(5) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Pershing, LLC (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(6) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $487,734 and net capital requirements of $16,744. The percentage of aggregate indebtedness to net capital was 51%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

(7) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on , 2014. No material subsequent events have occurred since December 31, 2013 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

SILVER LEAF PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Member's equity	$542,882
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	-
Non-allowable assets	
Property and equipment	23,419
Other assets	31,348
Receivable from customers	-
Total non-allowable assets	54,767
Net capital before haircuts	488,115
Haircuts	381
Net capital	487,734
Minimum capital required per Rule 15c3-1(a)(2)(iii)	16,744
Excess net capital	$470,990

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing, LLC, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**
   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Silver Leaf Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Silver Leaf Partners, LLC (the ***"Company"***), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (***"CFTC"***), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following, except as noted below:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 28, 2014

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Silver Leaf Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the year ended December 31, 2013, which were agreed to by Silver Leaf Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Silver Leaf Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silver Leaf Partners, LLC's management is responsible for Silver Leaf Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflect in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2014

SILVER LEAF PARTNERS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2013

General assessment		$ 1,470
Less:		
Payments made:		
SIPC-6: July 23, 2013	$678	
SIPC-7: February 13, 2014	792	
		1,470
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 1,788,688
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(445,903)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		(754,612)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)		
Total deductions		(1,200,515)
SIPC net operating revenues		$ 588,173
General assessment @ .0025		$ 1,470